--------                                 UNITED STATES SECURITIES AND EXCHANGE COMMISSION              -----------------------------
 FORM 3                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
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                            (AMENDED)  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES          OMB Number:       3235-0104
                                                                                                        Expires: September 30, 1998
                              Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Estimated average burden
                                 Section 17(a) of the Public Utility Holding Company Act of 1935 or     hours per response .... 0.5
(Print or Type Responses)                Section 30(f) of the Investment Company Act of 1940           -----------------------------
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1. Name and Address of Reporting Person*         2. Date of Event Re-   4. Issuer Name AND Ticker or Trading Symbol
   Bay City Capital Management LLC                  quiring Statement
   ("BCC Management")                               (Month/Day/Year)       Medarex, Inc.
   c/o Bay City Capital LLC                                                Nasdaq Trading Symbol: MEDX
-------------------------------------------------                       ------------------------------------------------------------
    (Last)          (First)          (Middle)          (08/04/98)       5. Relationship of Reporting Person(s) 6. If Amendment, Date
                                                 -----------------------    to Issuer (Check all applicable)      of Original
                                                 3. IRS or Social Se-       Director        XX 10% Owner         (Month/Day/Year)
                                                    curity Number of    ----               ----                     (06/19/98)
  750 Battery Street, Suite 600                     Reporting Person        Officer (give      Other (specify  ---------------------
-------------------------------------------------   (Voluntary)              title below)       below)         7. Individual or
                    (Street)                                            ----               ----                   Joint/Group Filing
                                                                                                                  (Check Applicable
                                                                                                                   Line)
                                                                           ---------------------------            Form filed by One
                                                                                                               XX Reporting Person
                                                                                                               ---
                                                                                                                  Form filed by
                                                                                                                  More than One
                                                                                                                  Reporting Person
    San Francisco, California 94111                                                                            ---
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    (City)          (State)            (Zip)                                TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title of Security                              2. Amount of Securities       3. Ownership        4. Nature of Indirect Beneficial
   (Instr. 4)                                        Beneficially Owned            Form: Direct        Ownership (Instr. 5)
                                                     (Instr. 4)                    (D) or Indirect
                                                                                   (I)  (Instr. 5)
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   Common Stock                                        104,167                          I              BCC Management has a 3.75%
                                                                                                       proportional interest
                                                                                                       (exclusive of certain carried
                                                                                                       interest distributions) in
                                                                                                       the capital account of The
                                                                                                       Bay City Capital Fund I,
                                                                                                       L.P., which, in turn, holds
                                                                                                       approximately a 74.634%
                                                                                                       proportional interest in the
                                                                                                       profits and capital account
                                                                                                       of BCC Acquisition I LLC.
                                                                                                       BCC Acquisition I LLC
                                                                                                       directly owns 3,721,877
                                                                                                       shares of the Issuer's
                                                                                                       common stock.
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                 (Over)
* If the form is filed by more than one reporting person, SEE Instruction 5(b)(v).                                 SEC 1473 (7-96)



FORM 3 (CONTINUED)   TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE
                                SECURITIES)
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1. Title of Derivative Security    2. Date Exer-  3. Title and Amount of Securities   4. Conver-   5. Owner-   6. Nature of Indirect
   (Instr. 4)                         cisable and    Underlying Derivative Security      sion or      ship        Beneficial
                                      Expiration     (Instr. 4)                          Exercise     Form of     Ownership
                                      Date                                               Price of     Deriv-      (Instr. 5)
                                     (Month/Day/                                         Deri-        ative
                                      Year)                                              vative       Security:
                                   --------------------------------------------------    Security     Direct
                                                                             Amount                   (D) or
                                    Date     Expir-                          or                       Indirect
                                    Exer-    ation           Title           Number                   (I)
                                    cisable  Date                            of
                                                                             Shares                 (Instr. 5)
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  Warrant                        (08/04/98)  (08/04/05)    Common Stock     12,729     $10.00 per share     I  BCC Management has a
                                                                                                               3.75% proportional
                                                                                                               interest
                                                                                                               (exclusive of
                                                                                                               certain carried
                                                                                                               interest
                                                                                                               distributions) in
                                                                                                               the capital account
                                                                                                                of The Bay City
                                                                                                                Capital Fund I,
                                                                                                                L.P., which, in
                                                                                                                turn, holds
                                                                                                                approximately a
                                                                                                                74.634% proportional
                                                                                                                interest in the
                                                                                                                profits and capital
                                                                                                                account of BCC
                                                                                                                Acquisition I LLC.
                                                                                                                BCC Acquisition I
                                                                                                                LLC directly
                                                                                                                owns a Warrant to
                                                                                                                acquire up to
                                                                                                                454,796 shares of
                                                                                                                the Issuer's  common
                                                                                                                stock.
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Explanation of Responses:

ON JUNE 19, 1998, THE REPORTING PERSON FILED ON FORM 3 INDICATING THAT THE REPORTING PERSON HAD ENTERED INTO A RIGHTS EXCHANGE
AGREEMENT PURSUANT TO WHICH IT MIGHT ACQUIRE UP TO 104,167 SHARES OF THE ISSUER'S COMMON STOCK AND WARRANTS TO ACQUIRE UP TO
12,729 MORE SUCH SHARES. THE TRANSACTIONS CONTEMPLATED BY THE RIGHTS EXCHANGE AGREEMENT CLOSED ON AUGUST 4, 1998, AT WHICH TIME
THE REPORTING PERSON ACQUIRED THE COMMON STOCK AND WARRANTS REPORTED HEREIN. THE REPORTING PERSON HAS NO RIGHT TO ACQUIRE ANY
ADDITIONAL SECURITIES OF THE ISSUER UNDER THE RIGHTS EXCHANGE AGREEMENT, THOUGH SUCH AGREEMENT IMPOSES NO LIMITATION ON FUTURE
ACQUISITIONS OR DISPOSITIONS OF SUCH SHARES BY THE REPORTING PERSON.

                                                                         /s/ Fred B. Craves, Manager             August 12, 1998
                                                                       -------------------------------------  ----------------------
***Intentional misstatements or omissions of facts constitute Federal      **Signature of Reporting Person             Date
   Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
      SEE Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
